CREAM MINERALS LTD.

(an exploration stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2007 and 2006

(The Company’s independent auditor has not performed a review of these interim consolidated financial statements)

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Interim Balance Sheets

	June 30,	March 31,
	2007	2007

Assets

Current assets
Cash and cash equivalents	$ 256,371	$ 202,486
Short term investments	--	35,750
Taxes recoverable	129,689	91,972
Due from related parties (Note 7)	81,488	11,999
Accounts receivable and prepaid expenses	49,560	62,530
	517,108	404,737

Mineral property interests (Notes 3 and 10)	4,515,276	3,837,781
Equipment (Note 4)	255,512	177,998
Investments (Note 5)	57,203	31,706
Reclamation and other deposits	3,000	3,000

	$ 5,348,099	$ 4,455,222

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 221,074	$ 304,473
Accounts payable, related parties (Note 7)	269,173	96,654
	490,247	401,127
Shareholders’ equity
Share capital (Note 6)
Authorized: Unlimited number of common shares without par value
Issued and fully paid: 43,956,643 (March 31, 2007 – 41,801,343) common shares	22,342,559	21,482,992
Warrants	176,539	349,830
Contributed surplus	1,279,237	816,439
Deficit	(18,965,980)	(18,595,166)
Accumulated other comprehensive income (Notes 2 and 5)	25,497	--
	4,857,852	4,054,095
	$ 5,348,099	$ 4,455,222

Going concern and nature of operations (Note 1)

Subsequent events (Notes 1, 3 and 9)

See accompanying notes to consolidated interim financial statements.

Approved on behalf of the board of Directors

/s/Frank A. Lang

/s/Robin Merrifield

Frank A. Lang

Robin Merrifield

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Interim Statement of Operations

	Three Months Ended June 30,
	2007	2006

Expenses
Amortization	$ 317	$ 372
Foreign exchange	27,655	1,359
Legal, accounting and audit	10,829	2,850
Management and consulting fees	34,500	21,000
Office and administration	24,823	20,663
Salaries and benefits	32,832	16,126
Shareholder communications	70,743	93,123
Stock-based compensation	170,985	29,277
Travel and conferences	335	1,959
Interest and other income	(2,205)	(7,384)
	370,814	179,345

Loss for the period	(370,814)	(179,345)

Deficit, beginning of period	(18,595,166)	(17,931,816)

Deficit, end of period	$ (18,965,980)	$ (18,111,161)

Loss per share, basic and diluted	$ (0.01)	$ (0.00)

Weighted average number of common shares outstanding	43,589,499	36,153,963
Number of common shares outstanding, end of period	43,956,643	38,560,776

Interim Statement of Comprehensive Income

(Unaudited – prepared by management)

Three months ended June 30, 2007
Loss for the period before comprehensive income	$ (370,814)
Unrealized gains on investments	22,895
Comprehensive loss	$ (347,919)

See accompanying notes to interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Interim Statements of Shareholders’ Equity
Three months ended June 30, 2007

	Common Shares Without Par Value		Comprehen-sive Income	Warrants	Contributed Surplus	Deficit	Total Shareholders’
	Shares	Amount					Equity
Balance, March 31, 2006	34,766,276	$ 18,530,383	$ --	$ --	$ 795,881	$ (17,931,816)	$ 1,394,448
Stock options exercised	877,900	251,432	--	--	(80,462)	--	170,970
Warrants exercised	90,500	40,725	--	--	--	--	40,725
Private placements, less share issue costs	5,500,000	2,425,285	--	349,830	--	--	2,775,115
Mineral property interests
Goldsmith Claims	50,000	29,000	--	--	--	--	29,000
Lucky Jack Claims	50,000	27,500	--	--	--	--	27,500
Stephens Lake – Trout Claims	16,667	8,667	--	--	--	--	8,667
Kootenay Gemstone Property	100,000	49,000	--	--	--	--	49,000
Casierra Diamond Licences	300,000	99,000	--	--	--	--	99,000
Wine Claims	50,000	22,000	--	--	--	--	22,000
Stock-based compensation	--	--	--	--	101,020	--	101,020
Loss for the year	--	--	--	--	--	(663,350)	(663,350)
Balance, March 31, 2007	41,801,343	21,482,992	--	349,830	816,439	(18,595,166)	4,054,095
Stock options exercised	410,000	74,182	--	--	(11,182)	--	63,000
Warrants exercised	1,745,300	785,385	--	--	--	--	785,385
Stock-based compensation	--		--	--	300,689	--	300,689
Warrants expired	--	--	--	(173,291)	173,291	--	--
Transition adjustment to opening balance	--	--	2,602	--	--	--	2,602
Unrealized gains on investments for the period	--	--	22,895	--	--	--	22,895
Loss for the period	--	--	--	--	--	(370,814)	(370,814)
Balance, June 30, 2007	43,956,643	$ 22,342,559	$ 25,497	$ 176,539	$ 1,279,237	$ (18,965,980)	$ 4,857,852

See accompanying notes to interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Interim Consolidated Statements of Cash Flows

	Three months ended June 30,
	2007	2006
Cash provided by (used for):

Operating activities
Loss for the period	$ (370,814)	$ (179,345)
Items not involving cash
Amortization	317	372
Stock-based compensation	170,985	29,277
Changes in non-cash working capital
Accounts receivable	12,970	(57,169)
Taxes recoverable	(37,717)	(3,804)
Short term investments	35,750	--
Accounts payable and accrued liabilities	13,279	75,129
Cash used in operating activities	(175,230)	(135,540)

Investing activities
Mineral property interests
Acquisition costs	(63,410)	(35,258)
Exploration and development costs	(551,847)	(594,281)
Equipment	(107,043)	(64,620)
Cash used in investing activities	(722,300)	(694,159)

Financing activities
Common shares issued for cash	848,385	1,884,069
Due to/from related parties	103,030	(417,980)
Cash provided by financing activities	951,415	1,466,089

Increase (decrease) in cash and cash equivalents during the period	53,885	636,390

Cash and cash equivalents, beginning of period	202,486	398,815

Cash and cash equivalents, end of period	$ 256,371	$ 1,035,205

Supplemental information
Shares issued for mineral property interests	$ --	$ 155,500

See accompanying notes to interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three months ended June 30, 2007 and 2006

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

1.

Going concern and nature of operations:

Cream Minerals Ltd. (the “Company”) is incorporated in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties, currently in Mexico, Sierra Leone and Canada.

These consolidated financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

The Company had a loss of $370,814 for the three months ended June 30, 2007, and the Company had working capital, defined as current assets less current liabilities, as at June 30, 2007, of $26,861, with an accumulated deficit of $18,965,980.

The Company has capitalized $4,515,276 (March 31, 2007 – $3,837,781) in acquisition and related exploration and development costs on its mineral properties.  On the Nuevo Milenio property in Mexico, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year, to maintain the concessions.  In addition, the Company must make cash payments of $83,333 and issue 66,666 common shares in fiscal 2008 to maintain the mineral property interests held at March 31, 2007.  Subsequent to June 30, 2007, cash payments of $13,333 have been made, and 16,666 common shares have been issued.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to continue as a going concern.  Although the Company has been successful securing financing to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.  Such adjustments could be material.

2.

Accounting policies:

Basis of presentation

The accompanying financial statements for the interim periods ended June 30, 2007 and 2006, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented.  The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year.  These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2007.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three months ended June 30, 2007 and 2006

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

2.

Accounting policies (continued):

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended March 31, 2007, and have been consistently followed in the preparation of these financial statement except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company’s first interim period commencing April 1, 2007:

(a)

Section 3855 – Financial Instruments – Recognition and Measurement.  Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value.  All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost.  Investments available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.  Investments subject to significant influence are reported at cost and not adjusted to fair market value.  All of the Company’s investments have been designated as available for sale.

(b)

Section 1530 – Comprehensive Income.  Comprehensive income is the change in the Company’s net assets that result from transaction, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in earnings or loss such as unexercised gains or losses on available-for sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in earnings or losses until realized.

(c)

Transition adjustment to opening balance. The adoption of Sections 1530 and 3855 impacts the opening equity and losses of the Company.  The unrealized gain on the available for sale securities from purchase to March 31, 2007, was $2,602, which is reported as an adjustment to the opening balance of accumulated other comprehensive income.  The unrealized gain on the available for sale securities for the three months ended June 30, 2007, was $22,895, which is reported in the current period.  There would be no tax impact resulting from adjustments arising from comprehensive income as there are unrecorded income tax assets that would result in no income tax being payable.

3.

Mineral property interests:

Detailed accumulated costs in respect to the Company’s mineral property interests owned, leased or under option are disclosed in Note 10.  Property payments made on the Company’s mineral property interests during the three months ended June 30, 2007 are detailed below.

(i)

Stephens Lake Property

The Company has a one-third interest, along with Sultan Minerals Inc. and ValGold Resources Ltd. (“Sultan” and “ValGold” or the “Companies”) in its initial Mineral Exploration Licence Number 64 and staked claims to the north and contiguous in Manitoba (“the Stephens Lake property”).

The Company also, jointly with Sultan and ValGold, acquired an option on two staked claims, the Trout and Trout 1 claims, which are contiguous with and encompassed by the Stephens Lake Claim Group.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three months ended June 30, 2007 and 2006

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

3.

Mineral property interests (continued):

(i)

Stephens Lake Property (continued)

Under the terms of the Trout Claim Group agreement, the Companies agreed to make cash payments totalling $110,000 and issue 200,001 common shares (66,667 shares in the capital of each of the three companies) to the optionor over a 36-month period from July 22, 2004.  At June 30, 2007, $23,333 had been paid by the Company and 50,001 shares had been issued.  Subsequent to June 30, 2007, both the cash and share commitments were fully satisfied by the Company.  Having earned the 75% interest, the Companies and the optionor may enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.

4.

Equipment:

	Cost	Accumulated Depreciation	Net Book Value June 30, 2007	Cost	Accumulated Depreciation	Net Book Value March 31, 2007
Vehicles	$ 102,382	$ 32,937	$ 69,445	$ 57,283	$ 33,745	$ 23,538
Office equipment	1,573	372	1,201	1,573	292	1,281
Computer equipment	17,606	9,618	7,988	16,673	7,404	9,269
Field equipment	243,276	66,398	176,878	192,833	48,923	143,910
	$ 364,837	$ 109,325	$ 255,512	$ 268,362	$ 90,364	$ 177,998

5.

Investments:

	Number of Shares	Cost	Accumulated unrealized holding gains	Carrying Value
Publicly traded companies:
ValGold Resources Ltd.	100,000	$30,000	$23,000	$53,000
Abitibi Mining Corp.	7,000	210	910	1,120
Stingray Resources Ltd.	2,016	698	1,076	1,774
Emgold Mining Corporation	2,000	480	(120)	360
Sultan Minerals Inc.	2,630	316	631	947
		31,704	25,497	57,201
Non-public companies:
Terra Gaia Inc.	100,000	1	--	1
LMC Management Services Ltd. (Note 7a)	1	1	--	1
		$31,706	$25,497	57,203

The quoted market value of the above listed publicly traded securities as at March 31, 2007, was $57,201 (March 31, 2007 - $34,306).  Terra Gaia Inc. and LMC Management Services Ltd. are private companies.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three months ended June 30, 2007 and 2006

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

6.

Share capital:

Authorized

Unlimited number of common shares without par value.

Issued and fully paid

See interim consolidated statements of equity.

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 7,752,268 common shares under the plan.  At June 30, 2007, 5,215,400 (March 31, 2007, 3,770,400) stock options have been granted and are outstanding, exercisable for up to five years.  The stock option plan provides for vesting of 25% on the date of grant and 25% every six months thereafter.

During the period ended June 30, 2007, the fair value of stock options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:  Risk free interest rate – 4.01%; expected life in years – 3.25, and expected volatility of 82%.  The fair value per option granted during the period was $0.28.

The following table summarizes information on stock options outstanding at June 30, 2007:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life
$0.54	1,149,300	1.47 years
$0.54	50,000	0.16 years
$0.30	416,100	2.27 years
$0.165	835,000	3.10 years
$0.215	500,000	3.33 years
$0.50	100,000	3.95 years
$0.53	310,000	4.53 years
$0.50	1,855,000	4.81 years
	5,215,400

A summary of the changes in stock options for the three months ended June 30, 2007, is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, March 31, 2007	3,770,400	$0.34
Exercised	(410,000)	$0.15
Granted	1,855,000	$0.50
Balance, June 30, 2007	5,215,400	0.42
Exercisable at June 30, 2007	3,566,650	0.61

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three months ended June 30, 2007 and 2006

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

6.

Share capital (continued):

Share purchase warrants

As at June 30, 2007, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,000,000	$0.40	March 21, 2008
1,250,000	$0.50	February 21, 2009
2,250,000

During the three months ended June 30, 2007, 164,200 warrants exercisable at a price of $0.45 expired unexercised, and 1,500,000 warrants exercisable at $0.75 expired, unexercised.  During the three months ended June. 30, 2007, 1,745,300 warrants were exercised at $0.45.

7.

Related party transactions and balances:

	Three months ended June 30,
	2007	2006
Services rendered during the period:
LMC Management Services Ltd. (a)	$ 67,485	$ 54,414
Lang Mining Corporation (b)	30,000	15,000
Kent Avenue Consulting Ltd. (d)	4,500	6,000
Fred Holcapek (e)	US 25,500	--
	June 30, 2007	March 31, 2007
Balances receivable from:
LMC Management Services Ltd.	$ 28,800	$ 11,999
Casierra project advances (c)	52,688	--
	81,488	11,999
Balances payable to:
Ainsworth Jenkins - Casierra project (c)	--	49,612
Directors	269,173	47,042
	$ 269,173	$ 96,654

(a)

Management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the president of the Company.  Lang Mining provided management services at a rate of $5,000 per month from April 1 to October 31, 2006 and $10,000 per month since November 1, 2006.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three months ended June 30, 2007 and 2006

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

7.

Related party transactions and balances (continued):

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

(d)

Consulting fees were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through LMC, and are also included in the balance for services provided by LMC Management Services Ltd.  Any amount owing to Kent Avenue Consulting Ltd. is owed to LMC, and so is included in the net receivable from LMC.

(e)

Fees were paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$8,500 per month for administrative and geological services.

(f)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors and management in common with the Company. The Company also holds interests in the Stephens Lake property jointly with Sultan and ValGold.

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

8.

Comparative figures:

Certain of the prior period’s figures have been reclassified to conform to the current period’s presentation.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three months ended June 30, 2007 and 2006

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

9.

Subsequent events:

Subsequent to June 30, 2007:

(a)

235,500 stock options were exercised at prices from $0.165 to $0.54, for proceeds of $81,630;

(b)

mineral property payments were made as described in Note 3; and

(c)

the Company announced a placement of up to 572,000 units (the “FT Units”) at a price of $0.70 per FT Unit, for gross proceeds of up to $400,400.  Each FT Unit is comprised of one (1) flow-through common share and one-half of one non-flow-through share purchase warrant.  Each whole share purchase warrant will entitle the holder to purchase one additional non-flow-through common share for a period of 24 months from the date of issue at a price of $0.90 per share for the first 12 months from the date of issue and thereafter at $1.25 per share for the next 12 month period.

Concurrent with the FT Unit financing noted above, and subject to regulatory approval, the Company will carry out a non-flow-through non-brokered private placement of up to 242,000 units (the “Units”) at a price of $0.62 per Unit, for gross proceeds of up to $150,040.  Each Unit is comprised of one (1) non-flow-through common share and one-half of one non-flow-through share purchase warrant.  Each whole share purchase warrant will entitle the holder to purchase one additional non-flow-through common share for a period of 24 months from the date of issue at a price of $0.75 per share for the first 12 months from the date of issue and thereafter at $0.85 per share for the next 12 month period.

The Company will pay a finder a cash finder's fee equal to six percent (6%) of the gross proceeds received by it from the sale of FT Units and Units and will also grant to the finder non-transferable options (the "Finder’s Options") to purchase that number of units (“Finder’s Units”) as is equal to eight percent (8%) of the aggregate number of FT Units and Units.  Each Finder’s Option will entitle the holder to purchase one Finder's Unit at a price of $0.62 for a period of 24 months following the date of issue.  Each Finder's Unit will consist of one (1) non-flow-through common share in the capital of Cream and one-half of one non-transferable non-flow-through share purchase warrant (“Finder’s Warrant”).  Each whole Finder’s Warrant will entitle the holder to purchase one additional non-flow-through common share for a period of 24 months from the date of issue of the Finder’s Options at a price of $0.75 per share for the first 12 months from the date of issue of the Finder’s Options and thereafter at $0.85 per share for the next 12 month period.  The Company will also pay the Finder a due diligence fee equal to two percent (2%) of the gross proceeds received by it from the sale of FT Units and Units to MineralFields.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three months ended June 30, 2007 and 2006

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

10.

Mineral property interests:

Three months ended June 30, 2007	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total June 30, 2007
Acquisition costs
Balance, beginning of period	$ 199,241	$ 9,520	$ 519,773	$ 87,552	$ --	$ 816,086
Incurred during the period	--	261	48,149	15,000	--	63,410
Balance, end of period	199,241	9,781	567,922	102,552	--	879,496

Exploration and development costs
Incurred during the period
Assays and analysis	1,630	--	--	--	3,735	5,365
Community relations	328	--	--	--	--	328
Dredging and bulk sampling	14,983	--	--	--	--	14,983
Drilling	--	--	--	105,492	2,226	107,718
Geological and geophysical	72,357	233	835	12,687	38,645	124,757
Site activities	108,305	80	185	698	35,453	144,721
Stock-based compensation	99,402	--	--	--	30,302	129,704
Travel and accommodation	74,969	--	--	3,399	8,141	86,509
	371,974	313	1,020	122,276	118,502	614,085
Balance, beginning of period	1,531,782	150,563	220,266	41,368	1,077,716	3,021,695
Balance, end of period	1,903,756	150,876	221,286	163,644	1,196,218	3,635,780
Total Mineral Property Interests	$ 2,102,997	$ 160,657	$ 789,208	$ 266,196	$ 1,196,218	$ 4,515,276

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three months ended June 30, 2007 and 2006

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

10.

Mineral property interests (continued):

Year ended March 31, 2007	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 2007
Acquisition costs
Balance, beginning of year	$ 100,241	$ 5,806	$ 374,753	$ 37,024	$ --	$ 517,824
Incurred during the year	99,000	3,714	145,020	50,528	--	298,262
Balance, end of year	199,241	9,520	519,773	87,552	--	816,086

Exploration and development costs
Incurred during the year
Assays and analysis	3,409	--	10,050	--	13,348	26,807
Community relations	41,327	--	--	--	--	41,327
Dredging and bulk sampling	464,781	--	--	--	--	464,781
Drilling	--	--	--	--	591,172	591,172
Geological and geophysical	181,500	97,809	28,941	133	152,119	460,502
Site activities	173,102	165	807	29,924	135,820	339,818
Stock-based compensation	--	--	--	--	33,153	33,153
Travel and accommodation	202,723	470	9,882	--	44,906	257,981
	1,066,842	98,444	49,680	30,057	970,518	2,215,541
Balance, beginning of year	464,940	52,119	170,586	11,311	107,198	806,154
Balance, end of year	1,531,782	150,563	220,266	41,368	1,077,716	3,021,695
Total Mineral Property Interests	$ 1,731,023	$ 160,083	$ 740,039	$ 128,920	$ 1,077,716	$ 3,837,781